EXHIBIT 21

List of Subsidiaries of
j2 Global, Inc.

Name	State or Other Jurisdiction of Incorporation

Electric Mail (International) L.P.	Alberta, Canada
Electric Mail (Ireland) Limited	Ireland
j2 Global Holdings Limited	Ireland
j2 Global Ireland Limited	Ireland
j2 Global Canada, Inc.	Ontario, Canada
Ziff Davis, Inc.	United States